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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                            REPORT OF FOREIGN ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2006


                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)


                          1155 University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release -- March 14, 2006 -- CAMPBELL RESOURCES ANNOUNCES ITS FOURTH QUARTER AND ANNUAL RESULTS FOR 2005

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CAMPBELL RESOURCES INC.



                                          /s/  Lucy Brun
                                          --------------------------------------
                                          Lucy Brun
                                          Executive Vice-President and
                                          Chief Administrative Officer


DATE:  March 15, 2006

                                  EXHIBIT INDEX


99.1 Press Release -- March 14, 2006 -- CAMPBELL RESOURCES ANNOUNCES ITS FOURTH QUARTER AND ANNUAL RESULTS FOR 2005